

KJ Erickson · 2nd

Chief Executive Officer at
UpCounsel.com

San Francisco, California, United States ·

Contact info

500+ connections

 **2 mutual connections:** Maria Springer and Pulkit Agrawal

Pending | Message | More

in **UpCounsel, Inc.**

🌲 **Stanford University**

Experience

Chief Executive Officer

upcounsel UpCounsel, Inc. · Full-time

Mar 2020 – Present · 1 yr 5 mos

UpCounsel is the leading marketplace for legal services. We make hiring world-class attorneys easy, transparent, and quick - all for 1/3rd the price of a traditional law firm.

It's truly Legal you can Love 💙.

 **Top Attorneys on Demand: Online...**

CEO & Co-Founder

Public Market



May 2017 – Jan 2020 · 2 yrs 9 mos
San Francisco Bay Area

Public Market is an eCommerce marketplace and protocol that ensures that buyers get substantially lower prices on the same goods they'd otherwise buy on Amazon, without having to sacrifice convenience or risk. By eliminating the ...see more






Founder & CEO

Simbi
Nov 2014 – Mar 2019 · 4 yrs 5 mos
San Francisco, CA

Simbi is an online bartering platform that allows for freelancers and small business owners to exchange services with each other other using a internal currency. With more than 200,000 members, Simbi offers a way for peo ...see more






+10





Strategic Projects

GuideStar

Apr 2013 – Sep 2014 · 1 yr 6 mos

San Francisco Bay Area

Shortly before and throughout my MBA program at the University of Oxford, I joined the leading nonprofit evaluation organization, GuideStar, to lead up several special strategic projects on behalf of the CEO. As such I spearheac ...see more



Founder and Executive Director

FORGE

Nov 2003 – Mar 2013 · 9 yrs 5 mos

Oakland, California and Zambia, DRC, Botswana

FORGE, an international peacebuilding NGO working in refugee camps and post-conflict zones in Sub-Saharan Africa, was my very first baby. I birthed it at the age of 20, subsequently dropping out of Stanford to build it. E ...see more

Show 3 more experiences ⌄

Education

Stanford University
Bachelor of Arts (B.A.), Public Policy
2001 – 2005

University of Oxford
Master of Business Administration (M.B.A.)
2013 – 2014
Activities and Societies: Skoll Scholarship for Social
Entrepreneurship

Y Combinator
Entrepreneurship
2016 – 2016

Show 1 more education ⌄

Skills & endorsements

Entrepreneurship · 62

Endorsed by **Adam Gries and 8 others who are
highly skilled at this**

Endorsed by **Maria Springer (mutual connection)**

Product Management · 5

Mitch Zenger and 4 connections have given endorsements for this skill

Fundraising · 73

Endorsed by **Robert J. Cipriano and 5 others
who are highly skilled at this**

 Endorsed by **4 of KJ'S colleagues at FORGE**

Show more ⌄



